SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

iDreamSky Technology Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

45173K101**

(CUSIP Number)

Prometheus Capital (International) Co, Ltd

Sicong Wang

1605 A Block Wanda Plaza, 93 Jianguo Road

Chaoyang District, Beijing 100026

People’s Republic of China

(86) 10 6581 8630

With a copy to:

David T. Zhang

Jesse Sheley

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

(852) 3761 3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number applies to the American Depositary Shares, each representing four Class A ordinary shares, par value $0.0001 per share.

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CUSIP No. 45173K101	Page 2 of 11 Pages

1	Names of reporting persons Prometheus Capital (International) Co, Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,849,650 Class A ordinary shares (1)
	8	Shared voting power 0
	9	Sole dispositive power 1,849,650 Class A ordinary shares (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,849,650 Class A ordinary shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.0% (2)
14	Type of reporting person CO

(1)	Including 1,849,648 Class A ordinary shares held in the form of 462,412 American Depositary Shares (the “ADSs”), each ADS representing four Class A ordinary shares.
(2)	As a percentage of the aggregate of 102,847,471 issued and outstanding Class A ordinary shares (excluding treasury shares and Class A shares deposited with the depositary and reserved for issuance upon exercise of outstanding options and vesting of restricted shares) and 81,446,120 issued and outstanding Class B ordinary shares as of December 31, 2015, as disclosed by the Issuer (as defined below). Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The voting power of the ordinary shares beneficially owned by the reporting person represents 0.2% of total outstanding voting power of all Class A and Class B ordinary shares.

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1	Names of reporting persons Sicong Wang
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,849,650 Class A ordinary shares (1)
	8	Shared voting power 0
	9	Sole dispositive power 1,849,650 Class A ordinary shares (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,849,650 Class A ordinary shares (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.0% (2)
14	Type of reporting person IN

(1)	Including 1,849,648 Class A ordinary shares held in the form of 462,412 American Depositary Shares (the “ADSs”), each ADS representing four Class A ordinary shares.
(2)	As a percentage of the aggregate of 102,847,471 issued and outstanding Class A ordinary shares (excluding treasury shares and Class A shares deposited with the depositary and reserved for issuance upon exercise of outstanding options and vesting of restricted shares) and 81,446,120 issued and outstanding Class B ordinary shares as of December 31, 2015, as disclosed by the Issuer (as defined below). Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The voting power of the ordinary shares beneficially owned by the reporting person represents 0.2% of total outstanding voting power of all Class A and Class B ordinary shares.

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Preamble

This Statement on Schedule 13D (this “Schedule 13D”) relates to Class A ordinary shares of iDreamSky Technology Limited, a Cayman Islands company (the “Issuer”), and is being filed by Prometheus Capital (International) Co, Ltd and Sicong Wang as a result of the events described in Item 4 below.

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates are the Class A ordinary shares (“Class A Shares”) (together with Class B ordinary shares, par value US$0.0001 per share (Class B Shares”), the “Ordinary Shares”), par value US$0.0001 per share, of the Issuer. The address of the principal executive offices of the Issuer is 16/F, A3 Building, Kexing Science Park, 15 Keyuan Road North, Nanshan District, Shenzhen, Guangdong, 518057, the People’s Republic of China.

The rights of the holders of Class A Shares and Class B Shares are identical, except with respect to conversion rights and voting rights. Each Class B Share is convertible at the option of the holder into one Class A Share. Each Class B Shares is entitled to ten votes, whereas each Class A Share is entitled to one vote.

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing four Class A Shares, are listed on the NASDAQ Global Select Market under the symbol “DSKY.”

Item 2.	Identity and Background.

(a) - (c), (f) This Statement is being filed by Prometheus Capital (International) Co, Ltd and Sicong Wang. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Prometheus Capital (International) Co, Ltd is a British Virgin Islands company engaged in capital investment. Its business address is 1605 A Block Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing 100026, the People’s Republic of China. Prometheus Capital (International) Co, Ltd is 100% beneficially owned by Sicong Wang.

Sicong Wang currently resides in, and is a citizen of the People’s Republic of China. His principal occupation is as the director of Prometheus Capital (International) Co, Ltd. The business address of Sicong Wang is 1605 A Block Wanda Plaza, 93 Jianguo Road, Chaoyang District, Beijing 100026, the People’s Republic of China.

(d) - (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on January 11, 2016 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration.

It is anticipated that, at the price per ADS or per Ordinary Share set forth in the Merger Agreement (as described in Item 4 below), approximately US$390.9 million will be expended in acquiring (i) all of the outstanding Ordinary Shares other than Rollover Securities (as defined in Item 4 below), treasury shares and Class A Shares deposited with The Bank of New York Mellon and reserved for issuance upon exercise of outstanding options and vesting of restricted shares, and (ii) outstanding vested options in connection with the Merger (as defined in Item 4 below).

It is anticipated that the funding for the Merger will be provided by a combination of debt and equity financing. Equity financing will be provided by the Equity Investors (as defined in Item 4 below) pursuant to the terms of the Equity Commitment Letters (as defined in Item 4 below). Debt financing will be provided by Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (the “Lender”) in the form of borrowings under certain credit facilities.

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Item 4.	Purpose of Transaction.

On December 31, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Dream Investment Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and Dream Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Merger Sub”).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger. At the effective time of the Merger (the “Effective Time”), each Ordinary Share (including Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time, other than (a) Ordinary Shares owned by (or represented by ADSs which are owned by) Dream Technology Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Holdco”), Parent, Merger Sub or the Issuer (as treasury shares, if any) or by any direct or indirect wholly-owned subsidiary of Holdco, Parent, Merger Sub or the Issuer, (b) Ordinary Shares reserved (but not yet allocated) by the Issuer for settlement upon exercise or vesting of any options and restricted shares of the Issuer, (c) Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their right to dissent from the Merger under the Companies Law of the Cayman Islands (the “Dissenting Shares”), and (d) Rollover Securities (as defined below)(Ordinary Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled and cease to exist in exchange for the right to receive US$3.50 in cash without interest. For the avoidance of doubt, because each ADS represents four Class A Shares, each ADS that is issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares) shall represent the right to surrender the ADS in exchange for $14.00 in cash without interest. The Excluded Shares other than Dissenting Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value determined in accordance with the Companies Law of the Cayman Islands. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Concurrently with the execution of the Merger Agreement, Dream Data Services Limited, Shipshape Holdings Limited, DT01 Holding International Limited, THL A19 Limited, Prometheus Capital (International) Co, Ltd, Ultimate Lenovo Limited, Redpoint Associates IV, L.L.C., Redpoint Ventures IV, L.P., LC Fund V, L.P. and LC Parallel Fund V, L.P. (collectively, the “Supporting Security holders”) entered into a support agreement with Holdco and Parent (the “Support Agreement”), pursuant to which (i) each of the Supporting Security holders has agreed to vote all Ordinary Shares held or to be held by it in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Merger, and (ii) each of Dream Data Services Limited, DT01 Holding International Limited, THL A19 Limited and Prometheus Capital (International) Co, Ltd (collectively, the “Rollover Security holders”) has agreed to have all Ordinary Shares, options and/or restricted shares held or to be held by it (collectively, the “Rollover Securities”) cancelled for no consideration in connection with the Merger.

Concurrently with the execution of the Merger Agreement, each of Michael Xiangyu Chen, Anfernee Song Guan, Kingsun (Shanghai) Investment Co., Ltd. , Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership) , Ruipu Lehua (Tianjin) Investment Center (Limited Partnership) , Peking Pusi Investment Co., Ltd. , V Capital Company Limited , LT Prosperity (Tianjin) Asset Management Co., Ltd. , Jiaxing Yaming Investment Partnership (Limited Partnership) , Jiaxing Nuoxin Investment Partnership (Limited Partnership) , Fortune Wisdom Venture Capital Co., Ltd. , Newplus iDream Investment Partnership (Limited Partnership) , Shanghai Super Star Venture Capital Partners (Limited Partnership) , Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership) , Shanghai Greenwoods Asset Management Limited , Shanghai Weiying Gefei Investment Management Ltd. , Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership) and Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership) (collectively, the “Equity Investors”, together with the “Rollover Security holders”, collectively, the “Investors”) entered into an interim investors agreement with Holdco, Parent and Merger Sub (the “Interim Investors Agreement”), which would govern, among other matters, the actions of Holdco, Parent and Merger Sub and the relationship among the Investors with respect to the Merger Agreement and the Transactions.

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Concurrently with the execution of the Merger Agreement, each of the Equity Investors entered into an equity commitment letter (collectively, the “Equity Commitment Letters”) with Holdco and Parent, pursuant to which such Equity Investor undertook to make certain equity contributions (such Equity Investor’s “Equity Commitment”) to Holdco and Parent the proceeds of which will be used to fund the Transactions.

Concurrently with the execution of the Merger Agreement, each of the Equity Investors other than Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership) entered into a limited guarantee (each a “Limited Guarantee”) with the Issuer to guarantee a portion of the Parent’s obligation to pay the Parent Termination Fee (as defined under the Merger Agreement) and certain other payment obligations of Parent in relation to the financing for the Merger.

Prior to the execution of the Merger Agreement, the Lender executed a debt commitment letter in favor of Merger Sub (the “Debt Commitment Letter”), pursuant to which the Lender has agreed, subject to the terms and conditions set forth therein, to make available to Merger Sub certain credit facilities immediately prior to the closing of the Transactions.

References to each of the Merger Agreement, the Support Agreement, the Interim Investors Agreement, the Equity Commitment Letters, the Limited Guarantees and the Debt Commitment Letter in this Schedule 13D are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

If the Merger is completed, the ADSs would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Exchange Act, would terminate. In addition, consummation of the Transactions could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5.	Interest in Securities of the Issuer.

(a) — (b) The following disclosure assumes that there are 102,847,471 Class A Shares (excluding treasury shares and Class A Shares deposited with the depositary and reserved for issuance upon exercise of outstanding options and vesting of restricted shares) and 81,446,120 Class B Shares issued and outstanding as of December 31, 2015, as disclosed by the Issuer.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety. Each Reporting Person beneficially owns the Ordinary Shares in the aggregate 1,849,650 Ordinary Shares (including 1,849,648 Class A Shares represented by 462,412 ADSs), which represents approximately 1.0% of the total outstanding Ordinary Shares (including Class A Shares represented by ADSs) and 0.2% of the voting power of the total outstanding Ordinary Shares (including Class A Shares represented by ADSs).

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to constitute a “group” with the Investors and/or their respective affiliates within the meaning of Rule 13d-5(b) under the Exchange Act. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of such shares held by each other Reporting Person.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 3, 4 and 7 is hereby incorporated by reference into this Item 6. To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement, dated January 11, 2016 between Prometheus Capital (International) Co, Ltd and Sicong Wang

Exhibit 99.2 Merger Agreement, incorporated by reference to Exhibit 99.2 to Form 6-K filed by the Issuer on December 31, 2015

Exhibit 99.3 Interim Investors Agreement, incorporated by reference to Exhibit 99.3 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.4 Support Agreement, incorporated by reference to Exhibit 99.4 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.5 Debt Commitment Letter, dated December 31, 2015 among Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch as Mandated Lead Arranger, Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch as Underwriter, and Merger Sub, incorporated by reference to Exhibit 99.5 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.6 Equity Commitment Letter, dated December 31, 2015 among Michael Xiangyu Chen, Holdco and Parent, incorporated by reference to Exhibit 99.6 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.7 Equity Commitment Letter, dated December 31, 2015 among Anfernee Song Guan, Holdco and Parent, incorporated by reference to Exhibit 99.7 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.8 Equity Commitment Letter, dated December 31, 2015 among Kingsun (Shanghai) Investment Co., Ltd. , Holdco and Parent, incorporated by reference to Exhibit 99.8 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.9 Equity Commitment Letter, dated December 31, 2015 among Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership) , Holdco and Parent, incorporated by reference to Exhibit 99.9 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.10 Equity Commitment Letter, dated December 31, 2015 among Ruipu Lehua (Tianjin) Investment Center (Limited Partnership) , Holdco and Parent, incorporated by reference to Exhibit 99.10 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.11 Equity Commitment Letter, dated December 31, 2015 among Peking Pusi Investment Co., Ltd. , Holdco and Parent, incorporated by reference to Exhibit 99.11 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

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Exhibit 99.12 Equity Commitment Letter, dated December 31, 2015 among V Capital Company Limited , Holdco and Parent, incorporated by reference to Exhibit 99.12 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.13 Equity Commitment Letter, dated December 31, 2015 among LT Prosperity (Tianjin) Asset Management Co., Ltd. , Holdco and Parent, incorporated by reference to Exhibit 99.13 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.14 Equity Commitment Letter, dated December 31, 2015 among Jiaxing Yaming Investment Partnership (Limited Partnership) , Holdco and Parent, incorporated by reference to Exhibit 99.14 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.15 Equity Commitment Letter, dated December 31, 2015 among Jiaxing Nuoxin Investment Partnership (Limited Partnership) , Holdco and Parent, incorporated by reference to Exhibit 99.15 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.16 Equity Commitment Letter, dated December 31, 2015 among Fortune Wisdom Venture Capital Co., Ltd. , Holdco and Parent, incorporated by reference to Exhibit 99.16 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.17 Equity Commitment Letter, dated December 31, 2015 among Newplus iDream Investment Partnership (Limited Partnership) , Holdco and Parent, incorporated by reference to Exhibit 99.17 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.18 Equity Commitment Letter, dated December 31, 2015 among Shanghai Super Star Venture Capital Partners (Limited Partnership) , Holdco and Parent, incorporated by reference to Exhibit 99.18 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.19 Equity Commitment Letter, dated December 31, 2015 among Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership) , Holdco and Parent, incorporated by reference to Exhibit 99.19 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.20 Equity Commitment Letter, dated December 31, 2015 among Shanghai Greenwoods Asset Management Limited , Holdco and Parent, incorporated by reference to Exhibit 99.20 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.21 Equity Commitment Letter, dated December 31, 2015 among Shanghai Weiying Gefei Investment Management Ltd. , Holdco and Parent, incorporated by reference to Exhibit 99.21 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.22 Equity Commitment Letter, dated December 31, 2015 among Hengqin Dream Yongtai Equity Investment Enterprise (Limited Partnership) , Holdco and Parent, incorporated by reference to Exhibit 99.22 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.23 Equity Commitment Letter, dated December 31, 2015 among Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership) , Holdco and Parent, incorporated by reference to Exhibit 99.23 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

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Exhibit 99.24 Limited Guarantee, dated December 31, 2015 between Michael Xiangyu Chen and the Issuer, incorporated by reference to Exhibit 99.24 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.25 Limited Guarantee, dated December 31, 2015 between Anfernee Song Guan and the Issuer, incorporated by reference to Exhibit 99.25 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.26 Limited Guarantee, dated December 31, 2015 between Kingsun (Shanghai) Investment Co., Ltd. and the Issuer, incorporated by reference to Exhibit 99.26 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.27 Limited Guarantee, dated December 31, 2015 between Beijing Junlianxinhai Private Equity Investment Partnership (Limited Partnership) and the Issuer, incorporated by reference to Exhibit 99.27 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.28 Limited Guarantee, dated December 31, 2015 between Ruipu Lehua (Tianjin) Investment Center (Limited Partnership) and the Issuer, incorporated by reference to Exhibit 99.28 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.29 Limited Guarantee, dated December 31, 2015 between Peking Pusi Investment Co., Ltd. and the Issuer, incorporated by reference to Exhibit 99.29 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.30 Limited Guarantee, dated December 31, 2015 between V Capital Company Limited and the Issuer, incorporated by reference to Exhibit 99.30 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.31 Limited Guarantee, dated December 31, 2015 between LT Prosperity (Tianjin) Asset Management Co., Ltd. and the Issuer, incorporated by reference to Exhibit 99.31 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.32 Limited Guarantee, dated December 31, 2015 between Jiaxing Yaming Investment Partnership (Limited Partnership) and the Issuer, incorporated by reference to Exhibit 99.32 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.33 Limited Guarantee, dated December 31, 2015 between Jiaxing Nuoxin Investment Partnership (Limited Partnership) and the Issuer, incorporated by reference to Exhibit 99.33 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.34 Limited Guarantee, dated December 31, 2015 between Fortune Wisdom Venture Capital Co., Ltd. and the Issuer, incorporated by reference to Exhibit 99.34 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.35 Limited Guarantee, dated December 31, 2015 between Newplus iDream Investment Partnership (Limited Partnership) and the Issuer, incorporated by reference to Exhibit 99.35 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.36 Limited Guarantee, dated December 31, 2015 between Shanghai Super Star Venture Capital Partners (Limited Partnership) and the Issuer, incorporated by reference to Exhibit 99.36 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

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Exhibit 99.37 Limited Guarantee, dated December 31, 2015 between Guangxi Xi Hui He Ying Investment Management Partnership (Limited Partnership) and the Issuer, incorporated by reference to Exhibit 99.37 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.38 Limited Guarantee, dated December 31, 2015 between Shanghai Greenwoods Asset Management Limited and the Issuer, incorporated by reference to Exhibit 99.38 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.39 Limited Guarantee, dated December 31, 2015 between Shanghai Weiying Gefei Investment Management Ltd. and the Issuer, incorporated by reference to Exhibit 99.39 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

Exhibit 99.40 Limited Guarantee, dated December 31, 2015 between Hengqin Dream Ruitong Equity Investment Enterprise (Limited Partnership) and the Issuer, incorporated by reference to Exhibit 99.40 to Schedule 13D filed by Michael Xiangyu Chen, MICH Limited and Dream Data Services Limited on January 8, 2016

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2016

PROMETHEUS CAPITAL (INTERNATIONAL) CO, LTD

By:	/s/ Sicong Wang
	Name:	Sicong Wang
	Title:	Director

SICONG WANG

By:	/s/ Sicong Wang
	Name:	Sicong Wang